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                                                  EXHIBIT 12 PAGE 1 of 1


              NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Millions of Dollars)


                                         Year ended December 31
                            -----------------------------------------------
                             1994      1993      1992    1991 (1)    1990
                           --------  --------  --------  --------  --------
EARNINGS

Income before income
 taxes as reported         $1,049.0  $  898.6  $  875.3  $  143.6  $  875.4
Add:
 Total interest expenses
   (as detailed below)        159.9     160.7     161.6     151.4     121.4
 Income (loss) of
   partially owned
   entities (2)                 0.6      (2.6)      2.0       1.3       0.8
 Subsidiaries' preferred
   dividend requirement         2.7       2.7       2.7       3.3       3.2
                           --------  --------  --------  --------  --------
     Income before income
       taxes, as adjusted  $1,212.2  $1,059.4  $1,041.6  $  299.6  $1,000.8
                           ========  ========  ========  ========  ========
FIXED CHARGES

Interest expense on debt   $  101.6  $   98.6  $  109.0  $   99.7  $   78.0
Other interest expense         31.8      38.7      33.0      34.8      26.6
Calculated interest
 portion of rent expense       26.5      23.4      19.6      16.9      16.8
                           --------  --------  --------  --------  --------
     Total interest
       expenses               159.9     160.7     161.6     151.4     121.4

Capitalized interest           17.8      21.7      17.9      19.3      17.8
Subsidiaries' preferred
 dividend requirement
 on a pretax basis              4.2       4.3       4.2       4.9       5.2
                           --------  --------  --------  --------  --------
     Total fixed charges   $  181.9  $  186.7  $  183.7  $  175.6  $  144.4
                           ========  ========  ========  ========  ========
RATIO OF EARNINGS TO
 FIXED CHARGES                 6.66      5.67      5.67    1.71(1)     6.93

(1) Included in 1991 results is a special charge that increased transportation operating expenses by $680 million.

(2) Includes the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.
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